NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the
'Securities') of MF Global Holdings Ltd. (the 'Company') from listing and registration on the Exchange at the opening of business on December 27, 2011, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. This decision was reached in view of the fact that both it and its MF Global Finance USA Inc. subsidiary filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code with the U.S Bankruptcy Court for the Southern District of New York on October 31, 2011. In addition, NYSE
Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the Company?s common stockholders.

Separately, as part of its assessment, NYSE Regulation also considered the Company?s most recently filed quarterly net loss for the period ended September 30, 2011, as well as recent credit rating agency downgrades during the week of October 24, 2011, and the ongoing liquidity position of the Company. NYSE Regulation also reviewed an October 31, 2011 announcement from the Securities
Investor Protection Corporation, indicating that it was initiating the liquidation of MF Global Inc., the Company?s brokerage subsidiary, under the Securities Investor
Protection Act.

1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.'

2. The Exchange, on November 1, 2011, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on November 1, 2011.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on November 1, 2011 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On November 3, 2011, the Company stated in its Form 8-K that it does not intend to contest the suspension or delisting.